U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
0-20124

NOTIFICATION OF LATE FILING	CUSIP NUMBER
64120N100

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR

For Period Ended: June 30, 2002
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I — Registrant Information

Full Name of Registrant: Network Computing Devices, Inc.

Former Name if Applicable:

Address of Principal Executive Office: 10795 SW Cascade Blvd., Portland, OR 97223

Part II — Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — Narrative

State below in reasonable detail the reasons why Forms 10-K, Form 20-F, 11-K, 10-Q or Form N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed)

The Registrant recently relocated its headquarters from Mountain View, California to Portland, Oregon and management has had to devote a significant amount of time and resources to the relocation process.  In addition, as a result of recent staff reductions, the Registrant has limited resources to allocate between the relocation process and the hiring and training of new personnel, and the preparation of the Form 10-Q.  Due to the combined effects of the foregoing, the Registrant has had insufficient time to complete the work necessary to meet the August 14, 2002 filing deadline.  The Registrant expects to file its Form 10-Q not later than August 21, 2002.

Part IV — Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Rudolph G. Morin, Chief Financial Officer (503) 431-8526

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Total net revenues and gross margin for the quarter ended June 30, 2002 were significantly lower than in the comparable period in 2001; all operating expenses also were lower but to a less significant degree, and as a result, the operating loss was greater.

NETWORK COMPUTING DEVICES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2002	/s/ Rudolph G. Morin
Rudolph G. Morin, Chief Financial Officer